May 12, 2010

Apple Nation

Apple Computer has become the poster child for a strong corporate America. Their recent quarterly earnings report and surging stock price has edged out local favorite Microsoft as the second most valuable stock behind oil giant Exxon. I think it is an interesting observation that in an environment of about 18% unemployment and significant economic uncertainty that Apple sets sales records selling gadgets. This confirms our suspicion that as a country our priorities are: i-phone first, mortgage, food, and other necessities of life second.

In our Elite stock Growth & Income Fund we did have a small position in Apple Computer but we recently sold the holding at a profit, believing the elevated price was not sustainable. Four months and eleven days into the year, the Growth & Income Fund is up 5.4% comparing favorably with the S&P 500 and Dow Jones; up 4.4% and 3.8% respectively. We continue to cautiously invest the money you have entrusted us with. We have maintained 20% (plus) cash position in the form of U.S. Treasury Bills and as I informed you several months ago, we have about 10% of the portfolio invested in precious metal (gold and silver) stocks that have been very rewarding.

In the News

These letters are just not long enough to address all the recent news events. Let me just say that with respect to Greece and European bailouts, gushing oil wells in the Gulf of Mexico and malfunctioning computers hell bent on driving stock prices to zero, we find there are both challenges and opportunities. We will stay vigilant.

Interest Rates/ Bond Income Fund

Bond prices and interest rates have been trading in a narrow range for most of the year. As of 5/11/2010, our Elite bond Income Fund is up 2.9%. This compares to 2.4% and 4.2% for the Lipper short-term and intermediate-term bond indices, respectively.

Warm Regards,

Dick McCormick

NAV Value as of 5/11/10:
Elite Income Fund - $10.53
Growth & Income - $14.11